Mr. Mark Kronforst

Accounting Branch Chief

Division of Corporation Finance

Securities & Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:	Forgent Networks, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended July 31, 2007
Filed October 29, 2007
Form 10-Q for the Fiscal Quarter Ended April 30, 2007
Filed June 14, 2007
File No. 000-20008

Dear Mr. Kronforst:

The following additional information is provided in response to your letter dated February 6, 2008 containing your comments to Note 3 to our financial statements filed with Form 10-K for our fiscal year ended July 31, 2007, and our telephonic conversation on May 6, 2008.

Background

As we have previously discussed with the Staff, during fiscal 2000 and 2001, our Board of Directors directed us to initiate a licensing program to monetize the value of certain image compression technology and computer controlled video system playback during recording patents held by the Company. Such discussions included the evaluation of which patents possessed the most opportunity for monetization, what process the Company should follow to achieve monetization and what royalty rates the Company should expect to receive as part of its monetization.

The Board became aware that there were numerous companies who were using our patented technologies and, accordingly, the Board directed management to pursue a strategy for licensing such patented technologies in a manner that would maximize the net amounts received for such licensing. Therefore, management decided to focus its licensing pursuits on larger companies that were currently using its patented technologies, and not to seek licensing arrangements with entities that were not already using it patented technologies.

To minimize the amount of fixed costs that we would incur in the execution of our strategy to execute license agreements with existing unauthorized users of our patented technologies, we entered into agreements with external legal counsel, where they assisted us in pursuing license agreements with unauthorized users. Our fee arrangements with

Mr. Mark Kronforst

July 18, 2008

legal counsel were contingent in nature. Legal fees ultimately owed to external legal counsel was contingent on the Company actually receiving proceeds from licensing its patented technologies – whether such fees were received through the successful negotiation of a license arrangement without the use of litigation, or due to a settlement arising from litigation.

Our initial efforts consisted of contacting identified unauthorized users to set up negotiations for licensing the technology. As part of the process of negotiating with the users, we estimated the amount of revenue that they had derived and would derive from the use of our patented technologies from sources such as publicly filed information (e.g., Form 10-K’s), data provided by the unauthorized user and data obtained from other research. In excess of 80% of the identified unauthorized users were public registrants and, accordingly, financial statement information was publicly available to assist our process for estimating the amount of revenue that the unauthorized users had derived and would derive from the use of our patented technology. In addition, we obtained industry research data from sources such as Gartner, Forseyth MacCarther, Forrester Research, iMerge, and Morphism which provided additional information on unit shipment activity and other financial data of the identified unauthorized users. During these discussions, we would present a model that indicated the applicable revenue, royalty rate applied and a discount for early settlement. The potential licensee would then have the opportunity to review our analysis.  In most cases they would review the analysis and offer feedback or attempt to disabuse our assumptions based on their knowledge of the particular products in question.  We would then review their responses closely to be sure their assertions were consistent with our knowledge of the business and industry.  If necessary, we would revise our model to determine a new royalty due based upon the revised assumptions.  This process could go through several iterations as issues were discussed and agreed upon between the parties.  We believe this approach yielded the best response from a potential licensee since it offered a disciplined forum to determine an agreed upon royalty due.

We also researched royalty arrangements for the use of similar patents in this industry, noting royalty rates ranging from .25% to 1.25%. This research was performed by a noted expert in the field, Gordon Matthews. We arrived at a particular rate in this range by applying the  reasonable royalty factors consistent with those cited in the well known patent case Georgia-Pacific vs. United States Plywood Corp. As such, the royalty rate would vary based upon the proportional value that the underlying technologies contributed to the overall product value. For example, if the underlying technology represented only a small component of the overall product, the royalty rate based upon the total sales price of the product would be lower. We expected similar results in our licensing efforts with the identified users of our patented technologies. For example, we expected the royalty rate for license settlements with camera manufacturers who were using our patented technologies to be lower than other users. However, as we had not yet entered into any licensing arrangements for our patented technologies, we did not initially know what royalty rates we would actually be successful in negotiating.

Note that although we hold patents relating to the licensed technology, we did not and do not intend to provide technical support, maintenance or upgrades for such technology (and have not agreed to do so in any licensing arrangement). We have not undertaken research and development efforts relating to the patented technology, nor have we employed personnel to provide consulting or other services related to the use of our patented technologies. Our business plan was to pursue licensing arrangements, including through the use of litigation as needed, with existing users of our technologies. We viewed this business plan as a central part of our ongoing operations and disclosed activities relating to it as a separate operating segment beginning in fiscal 2002 (the date of our first licensing arrangement).

Additionally, note that we did not receive any amounts from arrangements to license our patented technologies (either involving or not involving litigation) during our fiscal year 2008, nor do we anticipate that we will receive any future amounts from such arrangements. We have made explicit disclosure of this in our filings, including our most recently filed Form 10-K for fiscal 2007.

Licensing Arrangements Not Involving Litigation

During approximately the first three years of our pursuit of unauthorized users of our technologies, we entered into negotiated licensing arrangements with 47 companies totaling approximately $97 million in cumulative license fees over the period April 2002 to July 2006 that did not involve any litigation. Because we do not provide support, upgrades, etc. to our licensees as discussed above, we believe these initial settlements are sold-separately events for our patented technology (i.e., these licensing arrangements constitute single element transactions for the license of our technologies). We have used these initial settlements to determine the average royalty rate that we were being paid based upon the estimated amount of revenues realized or to be realized by the unauthorized user of our patented technology. We determined that the weighted average royalty rate associated with these settlements was 0.193% of estimated revenues.

Once we began pursuing companies that we had determined were using our patented technologies on an unauthorized basis, other companies we contacted voluntarily reported to us that they were using our technologies, and sought to enter into agreements to license our patent technologies. Such arrangements totaled approximately $241 thousand in cumulative licensing fees over the period June 2005 to July 2006. We also evaluated the royalty rate paid by these self-reporting companies. These entities made cash payments to us for the use of our patented technologies, based on their estimate of revenues derived from the use of our patented technologies multiplied by a royalty rate of 1%. The royalty rate of 1% was deemed to be appropriate by us and the self-reporting entity. Please note that no companies voluntarily self-reported their use of our patented technologies until after we initialized our program to pursue unauthorized users. Also please note that the dollar amount of settlements received from self-reporting companies was less than 1% of the total amount of settlements that we received.

Amounts received pursuant to the above-described licensing arrangements have been recorded as revenue in the period in which the agreements were executed. We believe that this classification is appropriate based on FASB Concepts Statement No. 6, Elements of Financial Statements (CON 6), paragraphs 78 and 79 (Revenues and Characteristics of Revenue, respectively), as follows:

Paragraph 78 defines revenue as follows (emphasis added):

“Revenue are inflows or other enhancements of assets of an entity or settlements of its liabilities (or a combination of both) from delivering or production of goods, rendering services, or other activities that constitute the entity’s ongoing major or central operations”

Paragraph 79 further clarifies the characteristics of revenue as follows (emphasis added):

“Revenues represent actual or expected cash inflows that have occurred or will eventuate as a result of the entity’s ongoing major or central operations. ………… Similarly, the transactions and events from which revenues arise and the revenues themselves are in many forms and are called by various names – for example, outputs, deliveries, sales, fees, interest, dividends, royalties, and rent – depending on the kinds of operations involved and the way revenues are recognized.”

We believe that the licensing agreements discussed above were the result of the execution of one of our central business strategies during the time frame discussed, and therefore meet the criteria in CON 6 for classification as revenue as part of our “ongoing major or central operations”.

Licensing Arrangements Involving Litigation

Since not all identified unauthorized users of our patented technologies voluntarily self-reported to us or were willing to negotiate with us without litigation being filed, we filed litigation for patent infringement against some of the identified unauthorized users. In calendar 2004, we proceeded with legal action against those companies that we identified as using our patented technologies but which had not agreed to execute licensing arrangements for such use. From April 2004 through July 2007, we reached a settlement with approximately 42 companies that we initiated litigation against. Most of these settlements conveyed a license to the patented technologies to the counterparty and included the dismissal of prior legal actions initiated by us for patent infringement and, in some cases, dismissal of countersuits filed by the counterparty. Only one lawsuit actually went to trial. We received an unfavorable verdict in that trial.

As previously communicated to the Staff, we originally did not consider the settlements that involved litigation to be multiple-element arrangements. However, in light of the Staff’s comments, we have reevaluated the accounting for these settlements as described below to consider settlement arrangements that involve litigation as multiple-element arrangements, and to determine if any material amounts classified as revenue should have instead been classified as other operating income. We believe that the below-described analysis is consistent with the provisions of EITF 00-21 (which we do not believe is directly applicable but does provide analogous guidance). Additionally, we believe that our analysis is consistent with the comments made by Mr. Eric West on December 10, 2007 at the 2007 AICPA National Conference on Current SEC and PCAOB

Developments relating to accounting for litigation settlements, as follows (footnote references omitted):

An additional challenge that may arise when accounting for a litigation settlement is determining the proper allocation of consideration among the recognizable elements. While EITF 00-21 was written for multiple element revenue arrangements, we believe that its allocation guidance is also useful to determine how to allocate consideration paid in a multiple element legal settlement. In this regard, we believe that it would be acceptable to value each element of the arrangement and allocate the consideration paid to each element using relative fair values. To the extent that one of the elements of the arrangement just can’t be valued, we believe that a residual approach may be a reasonable solution. In fact, we have found that many companies are not able to reliably estimate the fair value of the litigation component of any settlement and have not objected to judgments made when registrants have measured this component as a residual. In a few circumstances companies have directly measured the value of the litigation settlement component. In the fact pattern that I just described, the company may be able to calculate the value of the settlement by applying a royalty rate to the revenues derived from the products sold using the patented technology during the infringement period. Admittedly, this approach requires judgment and we are willing to consider reasonable judgments.

In order to evaluate whether the accounting we have provided to settlements reached when litigation was involved is materially correct, we determined the estimated fair value of the technology licenses conveyed to the counterparty and applied the residual method to determine the amount of the total settlement consideration which should be allocated to the resolution of the litigation. We are not able to reliably estimate the fair value of the litigation element as we had no instances where such litigation element has been “sold separately” and, therefore, we have applied the residual method, consistent with Mr. West’s comments.

Consistent with the discussion above relating to the classification of amounts received pursuant to licensing arrangements that did not involve litigation, we believe that classification as revenue of the estimated fair value of the amounts attributable the technology license is appropriate.

To determine amounts attributable to the value of the litigation settlement element, we first determined the value of the license element of the settlement by multiplying the weighted-average royalty rate of 0.193% from our standalone licensing arrangements against the estimated amount of revenues generated by the unauthorized user from the use of our patented technologies.

The royalty rate applied was determined from our experience with license settlements that did not involve litigation (see above). We used the rate of 0.193% rather than the rate of 1.0% used by the self-reporting companies since such rate was the result of negotiations with larger companies (that did not involve litigation) and involved more material amounts of consideration. As such, we believe those licensing arrangements are more indicative of fair value than the licensing arrangements executed with self-reporting entities. We also note that this rate is consistent with the low end of the range we determined was typical for royalty arrangements for use of similar patents in this industry (as discussed above, our research indicated that common royalty rates range from .25% to 1.25%).

We then compared the estimate of the fair value of the technology license element to the total settlement amount of the arrangement to determine what, if any, residual amount remained to allocate to the litigation settlement element. In each instance we determined that there was no residual amount of the total settlement amount left to allocate to the litigation settlement element. Accordingly, we believe that our historical accounting, which allocated all of the consideration received to the license element and reported such amounts as revenue, is materially correct.

We have also evaluated the results of this analysis qualitatively and believe that the outcome of the analysis is consistent with our business strategy and operations. We view the licensing arrangements which resulted from the settlement of litigation initiated by us as the logical extension of the negotiation process. From the beginning of our business strategy, we desired to execute licensing agreements with those companies we identified as unauthorized users of our patented technologies. We were able to successfully negotiate and execute licensing arrangements with a number of companies without being required to litigate the issue. Our decision to file lawsuits against the remainder of the unauthorized users was driven by our inability to negotiate a reasonable settlement through other means, and was only used as an instrument to pursue a successful negotiation and execution of a licensing arrangement. The use of litigation was primarily determined by how the identified company chose to respond to our request to negotiate and execute a license for our technologies. We found that some companies as a matter of policy would not entertain any sort of discussion or negotiation without legal action first having been taken.

We did not receive any consideration, other than cash, from the counterparties to the settlement agreements (more specifically, we did not seek nor receive any consideration such as licenses to technology or patents held by the counterparties). We did not incur any liabilities or obligations as a result of these agreements, other than our agreement to dismiss the pending lawsuits and to not pursue any new claims or lawsuits.

Additionally, the legal fees that we incurred in relation to the pursuit of the litigation and ultimate settlement were consistent with those incurred in connection with licensing arrangements arising from agreements successfully negotiated without litigation being involved. Accordingly, it seems reasonable to us that there would not be a material amount of consideration received from the counterparties that would be in contemplation of the reimbursement of “incremental” legal fees incurred in pursuing the litigation (and that would likely be classified as other income) – the attorneys presumably would have received comparable amounts of fees regardless of whether the technology license arrangements were executed as the result of successful negotiations not involving litigation or because litigation was initiated in an attempt to force the other party to come to terms with us.

In our analysis above, we obtained the amount of estimated revenues from publicly filed financial statements, research reports, consultants and other sources. During our discussions with companies that were trying to license, we would also compare our estimate of revenues to revenues amounts provided by such companies. We considered all of the revenue information that we were able to obtain and evaluated which amount represented the best estimate of such revenues.

Based upon our analysis summarized above, we continue to believe that the amount of our license settlements classified and recorded as revenue is materially correct.

Disclosure

In prospective filings, we will include the revised revenue recognition policy which addresses the settlement amounts involving litigation as multiple elements. We have marked those disclosures that differ from our historical disclosures for ease of reference.

REVENUE RECOGNITION

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectibility is probable.   The Company recognizes software revenue in accordance with Statement of Position (“SOP”) 97-2, “Software Revenue Recognition,” as amended by SOP 98-4, “Deferral of the Effective Date of a Provision of SOP 97-2,” and SOP 98-9, “Modification of SOP 97-2 With Respect to Certain Transactions,” Securities and Exchange Commission Staff Accounting Bulletin 104, “Revenue Recognition,” and Emerging Issues Task Force Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables.”

Intellectual property licensing revenue is derived from the Company’s Patent Licensing Program, which has generated licensing revenues relating to the Company’s technologies embodied in the ‘672 patent and the ‘746 patent.  Intellectual property licensing does not include elements such as technical support, upgrade protection, bug fixes or other services and, acoordingly, gross intellectual property licensing revenue is recognized at the time a license agreement has been executed and collection has been deemed probable.  Related costs are recorded as cost of sales.  The cost of sales on the intellectual property licensing business relates to contingent legal fees incurred on successfully achieving signed agreements, as well as legal fees incurred based upon legal counsel’s time. For settlement arrangements that involved litigation, the Company considered such arrangements to have both an intellectual property licensing element and a litigation element. For these multiple element arrangements, the Company allocated a portion of the total settlement amount to the intellectual property licensing element based upon the estimated fair value of the intellectual property licensing element using its historical sold-separately experience. Using the residual method, the Company then allocated the remaining unallocated total settlement amount of the arrangement to litigation element which is recorded as Other Income. Through July 31, 2007, no significant amounts have been allocated to the litigation element.

Software and service revenue consists of software license and service fees.  Revenue from the software element is earned through the licensing or right to use the Company’s software and from the sale of specific software products.  Service fee income is earned through the sale of maintenance and technical support, training and installation. Revenue from the sale of hardware devices is recognized upon shipment of the hardware.  Forgent sells multiple elements within a single sale.  The Company allocates the total fee to the various elements based on the relative fair values of the elements specific to the Company.  The Company determines the fair value of each element in the arrangement based on vendor-specific objective evidence (“VSOE”) of fair value.

During fiscal years 2007 and 2006, VSOE of fair value for the software, maintenance, and training and installation services are based on the prices charged for the software, maintenance and services when sold separately.   During fiscal year fiscal year 2005, VSOE of fair value for maintenance was based upon the renewal rate specified in each contract; VSOE of fair value for training and installation services was based on the prices charged for these services when sold separately; and VSOE of fair value for the software element was not available and thus, software revenue was recognized under the residual method.  Under the residual method, the contract value is first allocated to the undelivered elements (maintenance and service elements) based upon their VSOE of fair value; the remaining contract value, including any discount, is allocated to the delivered element.  The establishment of VSOE of fair value for the software element during the year ended July 31, 2006 did not have a material impact on the Company’s consolidated financial statements.

Revenue allocated to maintenance and technical support is recognized ratably over the maintenance term (typically one year).  Revenue allocated to installation and training is recognized upon completion of these services.  The Company’s training and installation services are not essential to the functionality of its products as such services can be provided by a third party or the customers themselves.  For instances in which VSOE cannot be determined for undelivered elements, and these undelivered elements do not provide significant customization or modification of its software product, Forgent recognizes the entire contract amount ratably over the period during which the services are expected to be performed.

The Company does not recognize revenue for agreements with rights of return, refundable fees, cancellation rights or acceptance clauses until such rights of return, refund or cancellation have expired or acceptance has occurred.  The Company’s arrangements with resellers do not allow for any rights of return.

Deferred revenue includes amounts received from customers in excess of revenue recognized, and is comprised of deferred maintenance, service and other revenue.  Deferred revenues are recognized in the Consolidated Statements of Operations when the service is completed and over the terms of the arrangements, primarily ranging from one to three years.

Sincerely,

/s/ Jay C. Peterson
Jay C. Peterson
Chief Financial Officer
Forgent Networks, Inc.